December 16, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 146 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 147 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1) To change the investment strategy for the JNL/Capital Guardian Global Balanced Fund to a Master-Feeder strategy (including removal of the Investment Sub-Adviser) and to change the name of the fund to the JNL/American Funds Balanced Fund.
2) To change the name of the JNL/Franklin Templeton Global Growth Fund to the JNL/Franklin Templeton Global Fund.
3) To change the name of the JNL/WMC Money Market Fund to the JNL/WMC Government Money Market Fund.
4) To add a new sleeve to be sub-advised by an existing Investment Sub-Adviser, Boston Partners Global Investors, Inc. (formerly, Robeco Investment Management, Inc.) to the JNL Multi-Manager Alternative Fund.
5) To change the Investment Sub-Adviser for the JNL/Goldman Sachs Mid Cap Value Fund to a new Investment Sub-Adviser, Massachusetts Financial Services Company (d/b/a MFS Investment Management), and to change the fund name to the JNL/MFS Mid Cap Value Fund.
6) To change the Investment Sub-Adviser for the JNL/Goldman Sachs U.S. Equity Flex Fund to an existing Investment Sub-Adviser, AQR Capital Management, LLC, and to change the fund name to the JNL/AQR Large Cap Relaxed Constraint Equity Fund.
7) To merge the JNL/Morgan Stanley Mid Cap Growth Fund into the JNL/T. Rowe Price Mid-Cap Growth Fund.
8) To add the following new funds and respective Investment Sub-Advisers:
  -the JNL/DoubleLine® U.S. Real Estate Plus Fund (Existing Sub-Adviser: DoubleLine Capital LP)
  -JNL/Mellon Capital MSCI KLD 400 Social Index Fund (Existing Sub-Adviser: Mellon Capital Management Corporation)
  -JNL/DFA Growth Allocation Fund (Existing Adviser: Jackson National Asset Management, LLC)
  -JNL/DFA Moderate Allocation Fund (Existing Adviser: Jackson National Asset Management, LLC)
9) To reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.